L'OREAL

SUPPL

L'OREAL
International Financial Information Department

SEC MAIL RECEIVED PROCESSING
JUN 22 2007
WASH. D.C. 186 SECTION

20th June, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

07024703

Re: <u>L'Oréal S.A. -- File No. 82-735</u>

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from May 9th, 2007 to June 1st, 2007 as filed with the French *Autorité des Marchés Financiers*.

Very truly yours,

PROCESSED
JUN 28 2007
THOMSON FINANCIAL

The International Financial Information Director

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tél. +33 (0)1 47 56 70 00
Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 125 225 382 Euros 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 09/05/2007 to 11/05/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
09/05/2007	109 577	85,75	9 395 942,85
10/05/2007	150 000	85,70	12 855 600,00
11/05/2007	150 000	85,35	12 802 500,00
Total	**409 577**		**35 054 042,85**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities

M. Jean-Régis CAROF

☎ : 01.47.56.83.02

http://www.loreal-finance.com

Financial analysts and institutional investors

Mme Caroline MILLOT

☎ : +33.(0)1.47.56.86.82

Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 14/05/2007 to 18/05/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
14/05/2007	120 000	85,67	10 279 920,00
15/05/2007	50 000	84,96	4 247 770,00
16/05/2007	40 000	85,32	3 412 760,00
17/05/2007	40 000	85,78	3 431 008,00
18/05/2007	80 000	86,85	6 948 240,00
Total	**330 000**		**28 319 698,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com]. This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

L'ORÉAL PROFESSIONNEL PARIS
KÉRASTASE PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY
THE BODY SHOP



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 21/05/2007 to 25/05/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
21/05/2007	55 000	86,65	4 765 970,00
22/05/2007	80 000	86,39	6 910 856,00
23/05/2007	70 000	87,22	6 105 337,00
24/05/2007	61 000	87,03	5 308 561,60
25/05/2007	31 000	87,61	2 715 879,00
Total	**297 000**		**25 806 603,60**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities

M. Jean-Régis CAROF

☎ : 01.47.56.83.02

http://www.loreal-finance.com

Financial analysts and institutional investors

Mme Caroline MILLOT

☎ : +33.(0)1.47.56.86.82

Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers (which are also available in English on our Internet site: www.loreal-finance.com). This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

L'ORÉAL PROFESSIONNEL PARIS
KÉRASTASE PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY
THE BODY SHOP



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 28/05/2007 to 01/06/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
28/05/2007	70 000	88,05	6 163 290,00
29/05/2007	150 000	88,11	13 216 545,00
30/05/2007	150 000	87,24	13 085 400,00
31/05/2007	45 000	88,10	3 964 680,00
01/06/2007	128 000	88,71	11 354 752,00
Total	**543 000**		**47 784 667,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Gamier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities

M. Jean-Régis CAROF

☎ : 01.47.56.83.02

http://www.loreal-finance.com

Financial analysts and institutional investors

Mme Caroline MILLOT

☎ : +33.(0)1.47.56.86.82

Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'OREAL

L'OREAL
International Financial Information Department

20th June, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosure of total number of voting rights and number of shares in the capital at May 31st, 2007 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tél. +33 (0)1 47 56 70 00
Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 125 225 382 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

Disclosure of total number of voting rights and number of shares in the capital at May 31, 2007

Article L 233-8 of the French "Code de Commerce" and Article 222-12-5 of the General Regulations of French "Autorité des Marchés Financiers" (AMF):

Total number of shares	626 161 360
Actual number of voting rights (excluding treasury stock)	601 547 810
Theoretical number of voting rights (including treasury stock)	626 161 360

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline New York, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities

M. Jean-Régis CAROF

☎ : 01.47.56.83.02

http://www loreal-finance com

Financial analysts and institutional investors

Mme Caroline MILLOT

☎ : +33.(0)1.47.56.86.82

Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or call +33.1.58.13.51.38.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."



END